                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment. No.3)*

                            NEXELL THERAPEUTICS INC.
                (Formerly Known as VIMRx Pharmaceuticals Inc.)
                ----------------------------------------------
                               (Name of Issuer)

                   COMMON SHARES, $0.001 PAR VALUE PER SHARE
                   -----------------------------------------
                        (Title of Class of Securities)

                                   65332H104
                      (Previous CUSIP Number: 927186106)
                      ----------------------------------
                                (CUSIP Number)

                                 Jan Stern Reed
                           BAXTER INTERNATIONAL INC.
                              One Baxter Parkway
                           Deerfield, Illinois 60015
                                 847.948.2212

________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 24, 1999
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format should include a signed original and five (5) copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.65332H104                                       PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BAXTER INTERNATIONAL INC.
      I.R.S. Identification Number: 36-0781620

      BAXTER HEALTHCARE CORPORATION
      I.R.S. Identification Number: 36-2604143

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          14,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      44,757,091 (Includes the right to acquire 5,200,000 shares of Common Stock pursuant to the Warrant (as defined herein) and the right to acquire 25,557,091 shares of Common Stock pursuant to the shares of Series A Preferred Stock described herein)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 34.62% (Assumes the exercise of the Warrant and the conversion of the shares of Series A Preferred Stock, neither of which have occurred)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 3 to Schedule 13D (the "Amendment") relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of 14,000,000 shares (the "Shares") of common stock, $0.001 par value per share ("Common Stock"), of Nexell Therapeutics Inc. (formerly known as VIMRx Pharmaceuticals Inc.) (the "Company"); a Warrant to purchase 5,200,000 shares of Common Stock; and 70,282 shares of Series A Preferred Stock presently convertible into 25,557,091 shares of Common Stock. The Amendment amends and supplements the previously filed Schedule 13D, as amended, as described below.

ITEM 1.    SECURITY AND ISSUER.
Item 1 is hereby amended and restated as follows:

This statement relates to the Common Stock of the Company. The address of the principal executive offices of the Company is:

                                   9 Parker
                             Irvine, CA 92618-1605
                            Telephone: 949.470.9011

ITEM 6.    CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES.
Item No. 6 is hereby amended by deleting the heading and the paragraph under "Restructuring Relationship" and by inserting the following paragraph in its place:

On November 24, 1999, Purchaser and the Company entered into a Put Agreement whereby Purchaser agreed to issue Put Rights in connection with the private placement by the Company of $63,000,000 aggregate principal amount of Series B Preferred Stock, warrants to purchase common stock of Company, and Put Rights. Each Put Right entitles the holder to cause Purchaser to purchase the shares of Series B Preferred Stock during a specified time frame at a price equal to the original purchase price of the Series B Preferred Stock plus a specified rate of return. The Put Right is exercisable by holders at any time between November 24, 2002 and November 24, 2004, unless earlier terminated as provided in the Put Certificate. In addition, Purchaser and the Company entered into a Side Letter whereby the conversion price of the Series B Preferred Stock is to be adjusted downward per the terms of the Side Letter in the event of a put to Purchaser of the Series B Preferred Stock by the holders.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.
Item No. 7 is hereby amended by inserting the following additional exhibits:

EXHIBIT 7.7 Put Agreement, dated November 24, 1999, by and between Purchaser and the Company

EXHIBIT 7.8     Form of Put Certificate held by the Investors

EXHIBIT 7.9 Side Letter dated November 24, 1999, by and between the Purchaser and the Company


                                Page 3 of 4 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 1999

                                                   BAXTER HEALTHCARE CORPORATION


                                                   BY: /s/ Jan Stern Reed
                                                       ------------------
                                                       Jan Stern Reed
                                                       Secretary


                                                   BAXTER INTERNATIONAL INC.


                                                   By: /s/ Jan Stern Reed
                                                       ------------------
                                                       Jan Stern Reed
                                                       Secretary


                                 Page 4 of 4 Pages